ISSUER FREE WRITING PROSPECTUS
Dated May 14, 2018
Filed pursuant to Rule 433

(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 14, 2018

Global Net Lease, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-37390	45-2771978
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue, 4th Floor New York, New York 10022
(Address, including zip code, of Principal Executive Offices) Registrant’s telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On May 14, 2018, preparations by Global Net Lease, Inc. (the “Company”) to conduct a potential public offering of a new series of preferred stock in Israel, as well as certain other related information, were disclosed in an article published in Hebrew in the online and print editions of TheMarker, a Hebrew-language daily business newspaper. The Company did not authorize the article or the public release of any information reflected in it. Because of this unauthorized and premature disclosure, the Company is disclosing herein certain information regarding the potential offering, and the Company will also, as soon as practicable, make another filing correcting certain inaccuracies or incomplete statements in the article. The potential offering is subject to a number of contingencies and uncertainties, including Israeli regulatory approval, the results of an auction process in Israel conducted in accordance with Israeli law that will determine the ultimate gross and net proceeds the Company would receive from the offering if it were to be implemented. There is no assurance that any offering will be completed, or that it will be completed on the same or similar terms disclosed in the article or reflected in this filing.

The Company has engaged Value Base Underwriting and Securities Distribution Ltd. (“Value Base”) to act as the distributor for the potential offering in Israel, and, in advance of discussions with potential investors in Israel, the Company and Value Base have been discussing preliminary terms of the potential offering, which are not complete and subject to change. These preliminary terms, subject to the conditions, limitations and exceptions to be contained in the full terms of the preferred stock, include, but are not limited to, offering size (up to $250 million in gross proceeds), coupon rate and pricing of preferred stock relative to liquidation preference (estimated to be 5.5% per annum of the liquidation preference per share), ranking with respect to the payment of regular dividends or other distributions (senior to the Company’s common stock, except to the extent of a certain amount of dividends payable on common stock per year, and junior to the Company’s existing Series A preferred stock), ranking with respect to payment of distributions upon liquidation (senior to the Company’s common stock, but only to the extent of the liquidation preference of the preferred stock and following payment of a certain amount of dividends payable on common stock per year, and on parity with the Company’s existing Series A preferred stock to the extent of the liquidation preference of the new series of preferred stock), and redemption rights (generally five years after issuance by either the holder or the Company, payable, at the Company’s option, in cash, shares of the Company’s common stock, or a combination thereof). More information would be included in prospectus supplements and other related documents that the Company would file with the Securities and Exchange Commission.

Before investing in the potential offering described herein, or any offering that may be made pursuant to the Company’s existing shelf registration statement, investors should read the prospectus included therein, any preliminary or final prospectus that the Company may file with more specific information about the potential offering, and the other documents that the Company files with the SEC for more complete information about the Company and the offering. These documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send to investors the prospectus and, when available, any supplements thereto if requested by any investor calling toll-free 1-866-902-0063 or calling 1-917- 475-2153.

The statements in this Current Report on Form 8-K include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “currently proposed,” “would,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, or revise forward-looking unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2018	By:	/s/ James L. Nelson
		Name:	James L. Nelson
		Title:	Chief Executive Officer and President